[Letterhead of Simpson Thacher & Bartlett LLP]

June 12, 2006

  Re:
  Verigy Ltd.
  Registration Statement on Form S-1
  File No. 333-132291

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Mancuso:

          On behalf of Verigy Ltd. (the "Company"), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 7 ("Amendment No. 7") to the above referenced Registration Statement (the "Registration Statement"). We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 7 for the convenience of the staff (the "Staff") of the Securities and Exchange Commission.

          In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated June 9, 2006 from the Staff regarding the Registration Statement. To assist your review, we have included the text of the Staff's comments below in italicized type. Please note that all references to page numbers in our responses are references to the page numbers in Amendment No. 7.

1.
Please update your response to prior comment 1 on the date you seek to have your registration statement declared effective. Also, tell us when you believe financial statements will be available and what hurdles remain until they become available.

          As the Staff is aware, the Company has requested that its registration statement be declared effective on June 12, 2006. As of June 12, 2006, the Company has not completed its preparation and review of the required full financial statements, including a statement of cash flows and the footnotes required by Rule 3-12 of Regulation S-X. The Company anticipates that the financial information required by Regulation S-X for the period ended April 30, 2006 would first be available for review by the Company's external advisors and the audit committee on June 14, 2006 at the earliest.

We may face competition from Agilent in the future, page 16

2.
We note your response to prior comment 5. However your existing disclosure that Agilent may not compete with you "with respect to automated semiconductor test systems for high-volume functional test of ICs or SIPs, but will be able to use such intellectual property rights to develop and sell components therefor" does not provide sufficient information for investors who may not work in your industry to understand the scope and effect of the permitted and excluded competition. What portion of your business is derived from high-volume functional test of ICs or SIPs? Why is it a risk to you that Agilent will be able to sell parts and components for that portion of your business?

          The Company has amended its disclosure on page 17 in response to the Staff's comment to highlight in greater detail the risk that Agilent will be able to sell parts and components for its business of high-volume functional test of ICs or SIPs.

Third parties may compete with us, page 17

3.
Please disclose your response to prior comment 4 that the intellectual property Agilent licenses to you is generally used broadly across your entire product portfolio.

          The Company has made the requested addition to the risk factor on page 17.

Exhibits

4.
Your response to prior comment 12 does not provide a legal basis for why the agreement need not be filed under Regulation S-K Item 601. Therefore, we reissue the comment.

          We respectfully submit that Item 601 of Regulation S-K does not require a filing of the Company's application for tax exemptions from the Singapore government and the related documents granting that exemption. We recognize that paragraph (b)(10) of Item 601 requires the filing of "every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report…" We do not believe an application for tax exemption and a sovereign tax authority's granting of such an application is a "contract" as that term is used in paragraph (b)(10). We believe the paragraph is generally intended to cover commercial contracts and arrangements and neither I nor any of the partners at my firm with whom I have conferred on this question have seen it interpreted to require disclosures of regulatory or governmental matters.

          In coming to this conclusion, we have conducted a number of database searches of Form 10-K exhibits filed with the SEC in compliance with Item 601. The results of these searches did not produce any exhibits relating to tax agreements or tax concessions with foreign sovereigns. In conducting our research, we did notice that there are a number of companies that have such arrangements with foreign sovereigns, including China, India, Israel, Malaysia, Singapore and Switzerland. In no such instance was the underlying documentation filed publicly under Item 601. In addition, we have reviewed the final SEC releases related to Item 601 and the Staff's Telephone Interpretation Manual, which discusses Item 601 in Items I.70 through I.86. None of these interpretive materials discussed an application of Item 601 to tax concessions or other similar arrangements between a registrant and a governmental entity.

          Even if paragraph (b)(10) were to be viewed as picking up the tax incentive documentation as a "contract", we do not believe a filing would be required. If, for the sake of argument, an award of a tax incentive is viewed as a contract, in this case, it is the kind of arrangement that the registrant would enter into in the ordinary course of its business. The Company is multi-national in its operations and as such it will be a taxpayer in a number of jurisdictions. It is ordinary for multinational entities to apply for and receive incentives and understandings with local tax authorities regarding the basis on which they will pay taxes in the jurisdictions in which they operate. Paragraph (b)(10)(ii) of Item 601 provides "if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls into one or more of the [specified] categories". As the Staff is aware, the categories specified in that subparagraph do not include applications for tax exemptions or the documents granting such exemptions. Subparagraph (B) of the specified items pertains to contracts upon which a registrant's business is "substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant's business depends to a material extent." We do not believe the tax exemption is the type of commercial arrangement contemplated by subparagraph (B) nor a contract on which the registrant's business depends to a material extent.

          In conclusion, we do not believe that Item 601 should be interpreted to require the filing of tax exemptions granted to registrants by U.S. or foreign governments. Consistent with this conclusion, we have not found examples of such filings by other public companies organized under the laws of

Singapore and we are not aware of filings of this type being made by other registrants. Given that these agreements are typically the product of confidential negotiations, it would raise significant issues for foreign sovereigns if these agreements were made publicly available. The confidential treatment request process, which generally provides only limited confidentiality and which expires with the expiry of the related arrangements, would not seem to fully address this concern. Finally, the existence of the Singapore tax incentives and the material conditions on which it was granted are described in the Company's Registration Statement. This disclosure has been amended in previous filings and updated to address the Staff's comments. For example, both the risk factors and management's discussion and analysis sections now include, among other things, (1) the term of the incentive periods (10 to 15 years); (2) the corporate income tax rate in Singapore that would apply in the absence of incentives (20%); (3) a description of the qualifying activities required for the incentives; and (4) a description of the likely effects of the incentives on the Company's future effective tax rate. In addition, in light of the Staff's most recent requests, we have included in Amendment 7 additional disclosure regarding how the concessions are expected to affect the Company's operations and the potential effects of losing the concessions (including, for example, a statement to the effect that the Company's tax rate without the incentives could be between five and ten percentage points higher than would have been the case had it maintained the benefit of the incentives).

*    *    *

          If you should have any questions or comments regarding this letter or Amendment No. 7, please contact the undersigned at (650) 251-5120, Gregory M. King at (650) 251-5175 or James D. Evans at (650) 251-5297.

Sincerely,
/s/ William H. Hinman, Jr.
William H. Hinman, Jr.
cc:	Jay Mumford Securities and Exchange Commission
Kenneth M. Siegel Verigy Ltd.
D. Craig Nordlund Agilent Technologies, Inc.
Patrick A. Pohlen Latham & Watkins LLP